Exhibit 99.1

High Tide Provides Timing for Release of Second Quarter 2021 Results and Conference Call

CALGARY, AB, June 17, 2021 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (TSXV: HITI) (Nasdaq: HITI) (FRA: 2LYA), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of consumption accessories, announced today that the Company will release its financial and operational results for the quarter ended April 30, 2021 after market close on Monday, June 28th, 2021. High Tide's second quarter 2021 financial and operational results will be available on SEDAR and on the Company's website at www.hightideinc.com/invest.

High Tide Inc. - June 17, 2021 (CNW Group/High Tide Inc.)

Following the release of its second quarter financial and operational results, High Tide will host a conference call with Raj Grover, President and Chief Executive Officer, and Rahim Kanji, Chief Financial Officer, at 8:30 AM Eastern Time on Tuesday, June 29th, 2021. The conference call will discuss High Tide's second quarter 2021 financial and operational results and updates on the Company's plans for the rest of 2021.

Dial-In Information

US/CANADA Participant Toll-Free Dial-In Number: (833) 570-1148

US/CANADA Participant International Dial-In Number: (914) 987-7095

Conference ID: 7149144

In order to join the conference call, all speakers and participants will be required to provide the Conference ID listed above.

Encore Replay Information (Available until July 6, 2021)

Toll-Free Encore Dial-In Number: (855) 859-2056

Encore Dial-In Number: (404) 537-3406

Conference ID: 7149144

In addition to the toll-free number listed above, participants can also dial (800) 585-8367 to access Encore.

About High Tide Inc.

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company is the most profitable Canadian retailer of recreational cannabis as measured by Adjusted EBITDA,[1] with 87 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide's retail segment features the Canna Cabana, KushBar, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its numerous consumption accessory businesses including e-commerce platforms Grasscity.com, Smokecartel.com, CBDcity.com and FABCBD.com, and its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Tilray Inc. (TSX:TLRY) (NYSE:TLRY) and Aurora Cannabis Inc. (TSX:ACB). (NYSE:ACB).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking information or forward-looking statements. Such information and statements, referred to herein as "forward-looking statements" are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as "outlook", "expects", "intend", "forecasts", "anticipates", "plans", "projects", "estimates", "envisages, "assumes", "needs", "strategy", "goals", "objectives", or variations thereof, or stating that certain actions, events or results "may", "can", "could", "would", "might", or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the ability of High Tide to execute on its business plan and that High Tide will receive one or multiple licenses from Alberta Gaming, Liquor & Cannabis, British Columbia's Liquor Distribution Branch, Liquor, Gaming and Cannabis Authority of Manitoba, Alcohol and Gaming Commission of Ontario or the Saskatchewan Liquor and Gaming Authority permitting it to carry on its Canna Cabana Inc. and KushBar Inc. businesses. High Tide considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward-looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

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[1] Adjusted EBITDA is a non-IFRS financial measure.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries, Omar Khan, Senior Vice President, Corporate and Public Affairs, omar@hightideinc.com; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, High Tide Inc., Email: vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 17-JUN-21